UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                      to

Commission file number 1-12080

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

2015 Non-Qualified Employee

Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Properties, Inc.

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

POST PROPERTIES, INC.

2015 NON-QUALIFIED EMPLOYEE

STOCK PURCHASE PLAN

All financial statement schedules are omitted because they are either not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Post Properties, Inc.

2015 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statement of financial condition of Post Properties, Inc. 2015 Non-Qualified Employee Stock Purchase Plan (the “Plan”) as of December 31, 2015, and the related statement of income and changes in plan equity for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Post Properties, Inc. 2015 Non-Qualified Employee Stock Purchase Plan as of December 31, 2015 and its income and changes in plan equity for the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

March 25, 2016

POST PROPERTIES, INC.

2015 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 2015
PLAN ASSETS
Receivable from Post Apartment Homes, L.P	$469,071

LIABILITIES
Obligation to purchase Post Properties, Inc. common stock and issue refunds	469,071

PLAN EQUITY	$—

See notes to financial statements.

POST PROPERTIES, INC.

2015 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF INCOME AND CHANGE IN PLAN EQUITY

Year ended December 31, 2015
ADDITIONS:
Participant contributions	$781,025
Employer contributions	178,472

DEDUCTIONS:
Purchases of Post Properties, Inc. common stock and refunds to Plan participants	(490,426)
Change in obligation to acquire Post Properties, Inc. common stock and issue refunds	(469,071)

PLAN EQUITY AT END OF YEAR	$—

See notes to financial statements.

POST PROPERTIES, INC.

2015 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

Post Properties, Inc. (the “Company” or “Post”) established the 2015 Non-Qualified Employee Stock Purchase Plan (the “Plan”) to encourage stock ownership by eligible directors and employees. The Plan is administered by the Executive Compensation and Management Development Committee of the Company’s Board of Directors.

The financial statements have been prepared using the accrual basis of accounting. All expenses incurred in the administration of the Plan are paid by the Company and are excluded from these financial statements.

All contributions to the Plan are held as general assets of Post Apartment Homes, L.P., the Company’s primary operating subsidiary (the “Operating Partnership”). At December 31, 2015, the Plan’s asset reflects a receivable from the Operating Partnership for plan contributions made in the second half of the year. The Plan’s liability reflects the Plan’s obligation to purchase Post common stock and issue refunds with such assets. On the statements of income and changes in plan equity, the change in the obligation to acquire Post Properties, Inc. common stock and issue refunds represents the accrual basis increase/decrease in the receivable from the Operating Partnership.

NOTE 2 — THE PLAN

The Plan became effective as of January 1, 2015, replacing a predecessor plan which expired on December 31, 2014. Under the Plan, eligible participating employees and directors of the Company can purchase shares of the Company’s common stock at a discount (up to 15% as set by the Executive Compensation and Management Development Committee of the Company’s Board of Directors), as described below, from the Company through salary withholding and/or cash contributions. Aggregate shares issuable under the Plan were 250,000. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), nor is it intended to qualify for special tax treatment under Section 401(a) of the Internal Revenue Code. At December 31, 2015, there were 84 Participants in the Plan.

Directors who have been a member of the Board of Directors for at least one full calendar month, as well as employees who are regularly scheduled to work at least 20 hours per week and who have completed at least one full calendar month of employment, are eligible to participate in the Plan. Eligible directors and employees (the “Participants”) may contribute to the Plan through payroll deductions and direct cash contributions. The maximum contribution that a Participant can make to purchase shares under the Plan is $100,000 for any calendar year and $50,000 during any six month purchase period.

At the end of each purchase period, the amounts accumulated for each participating individual are automatically applied to the purchase of Post common stock. The purchase price of the common shares is equal to 85% (or such higher percentage as set by the Executive Compensation and Management Development Committee) of the lesser of the closing price per share of Post common stock on the first or last trading day of each six month purchase period. The difference between the discounted price used to purchase common shares for plan participants and the fair market value of the common shares on the purchase dates represents the Company’s non-cash contribution to the Plan. These contributions totaled $178,472 in 2015. Aggregate purchases of common shares are reflected at fair market value on the purchase dates.

All common stock of the Company purchased by Participants pursuant to the Plan may be voted by the Participants or as directed by the Participants.

The Plan is available, subject to the eligibility rules of the Plan, to all employees and directors of the Company on the same basis. Upon the termination of employment with the Company or upon the termination of the Plan, all payroll deductions not used to purchase common stock are refunded to Participants.

NOTE 3 — FEDERAL INCOME TAXES

The Plan is not subject to Federal income taxes. The difference between the fair market value of the shares acquired under the Plan and the amount contributed by the Participants is treated as ordinary income to the Participants for Federal and state income tax purposes. Accordingly, the Company withholds all applicable taxes from the employees’ compensation. The fair market value of the shares is determined as of the stock purchase date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 25, 2016	Post Properties, Inc. 2015 Non-Qualified Employee Stock Purchase Plan

	By:	Post Properties, Inc., Plan Administrator

/s/ Virginia H. Means
Virginia H. Means
Senior Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Deloitte & Touche LLP